ACS EXECUTION SERVICES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2022
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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SEC FILE NUMBER
8-36005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACS Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Broad Street, 2nd Floor
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristen Murphy	(872) 205-0181	kristen@acsexecution.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark DeRolf _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACS Execution Services, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Comhar Capital Markets, LLC is making this filing without a notarization.

Signature: *Mark DeRolf*

_____

Title:

ChiefComplianceOfficer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ACS Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ACS Execution Services, LLC (the Company) as of December 31, 2022, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ACS Execution Services, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ACS Execution Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACS Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of ACS Execution Services, LLC's financial statement. The supplemental information is the responsibility of ACS Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2023

ACS Execution Services, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	1,516,776
Receivables from broker dealers		2,723,714
Accounts receivable		869,093
Other assets		4,133
	$	5,113,716

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	725,115
Payable to affiliate		87,784
		812,899
Member's equity		4,300,817
	$	5,113,716

See accompanying notes.

ACS EXECUTION SERVICES, LLC

Notes to Financial Statements

December 31, 2022

_____

1.   **Organization and Business**

ACS Execution Services, LLC (the "Company"), a Delaware limited liability company, was organized as a Florida partnership on August 1, 1976 as Solowey & Co. On November 10, 2015, the Company was sold to and is wholly owned by ACS Global Holdings, LLC (the "Holding Company"). Subsequently, the Company changed its name to ACS Execution Services, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of FINRA. The Company engages primarily in the execution services of exchange-traded equity securities. The Company has one class of membership interest.

2.   **Summary of Significant Accounting Policies**

Trading revenue recognition and securities valuation
The Company records all securities transactions on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 8).

Revenue from contracts with customers
The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers which requires recognition and the measurement of revenue to be based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company recognizes revenue from the execution of client orders. Each time a client submits an order to buy or sell securities, the Company executes an order and charges commissions and fees on the trade date (the date the Company fills the order by executing with a counterparty and confirms with the client). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred between the parties. Certain clients are invoiced for commissions on a monthly basis.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Holding Company. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position.

2.   **Summary of Significant Accounting Policies, continued**

Income Taxes, continued
Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2022.

3.   **Financial Instruments – Credit Losses**

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard was effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statements.

4.   **Clearing and Joint Venture Agreements**

The Company has entered into a clearing agreement with Industrial and Commercial Bank of China ("ICBC"). The Company does not have any joint venture agreements.

5.   **Credit Concentration**

At December 31, 2022, a significant credit concentration consisted of approximately $2,724,000 with ICBC, representing the market value of the Company's trading accounts. Additionally, the Company's bank balance was in excess of the FDIC limits by approximately $1,267,000. Management does not consider any credit risk associated with either of these balances to be significant.

6. **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not trade derivative financial instruments.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties solely include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

ACS EXECUTION SERVICES, LLC

Notes to Financial Statements, Continued

December 31, 2022
_____

8.   **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2022, the Company held no Level 1, Level 2 or Level 3 investments.

9.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2022, the Company had net capital and net capital requirements of $3,839,235 and $100,000, respectively.

10. **Related Party Transactions**

The Company conducts transactions and has agreements with two affiliated entities through common ownership. The Company provides execution services and passes through make/take credits and fees to Comhar Capital Markets, LLC ("CCM"), a broker dealer registered with the Securities Exchange Commission and FINRA. During 2022, the Company generated commission revenue totaling $25,890 from CCM, and passed through net credits totaling $90,610. At December 31, 2022, the Company had a payable to CCM totaling $2,562. The Company has an agreement with Global Liquidity Partners, LLC ("GLP") for technology related services and rent. During 2022 the Company paid GLP technology fees totaling $874,906 which is included within technology, telecommunications and market data in the statement of operations. Additionally, the Company paid GLP rent totaling $46,596. At December 31, 2022 the Company's payable to GLP totaled $85,222.

11. **Employee Benefit Plan**

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. During the year ended December 31, 2022, employee contributions totaled $110,030 and the employer contributions totaled $56,562.

12. **Client Concentration**

For the year ending December 31, 2022, a significant concentration of Company's commission revenue was earned from two clients, each exceeding 30% of the total commission revenue. Transactions with the two clients represent approximately 80% of the Company's total commission revenue. Management does not consider any credit risk associated with these concentrations to be significant.

13. **Contingencies**

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims of potential violations of exchange rules, and that may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise. The Company currently has an open inquiry with FINRA regarding Regulation SHO. At this time the Company and its attorneys are unable to predict the outcome of this matter.

14. **Subsequent Events**

The Company's management has evaluated events and transactions through February 28, 2023, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	ACS EXECUTION SERVICES, LLC	as of **December 31, 2022**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	4,300,817	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital			$	4,300,817	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities			$	4,300,817	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Clearing Org. Dep., Securities, and other asset)	$ 461,582	[3540]			
	B. Secured demand note deficiency		[3590]			
	C. Commodity futures contract and spot commodities proprietary capital charges		[3600]			
	D. Other deductions and/or charges		[3610]	$	(461,582)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	3,839,235	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		[3660]			
	B. Subordinated securities borrowings		[3670]			
	C. Trading and Investment securities					
	1. Exempted securities		[3735]			
	2. Debt securities		[3733]			
	3. Options		[3730]			
	4. Other securities		[3734]			
	D. Undue concentration		[3650]			
	E. Other (List)		[3736]	$		[3740]
10.	Net Capital			$	3,839,235	[3750]

Non allowable assets consist of the following:

Non allowable accounts receivable	$	457,449
Other assets		4,133
Total	$	461,582

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**ACS EXECUTION SERVICES, LLC**	as of **December 31, 2022**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	54,193	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	3,739,235	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3,719,235	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	812,899	[3790]
17.	Add: A. Drafts for immediate credit	[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]			
	C. Other unrecorded amounts (List)	[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness		$	812,899	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			21.17	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ACS EXECUTION SERVICES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3a

December 31, 2022

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

ACS EXECUTION SERVICES, LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2022

_____

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2022 and does not have any PAIB accounts.

ACS EXECUTION SERVICES, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2022

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.